Exhibit 12

ACUITY BRANDS, INC.
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIOS
(in millions)

		2012	2011	2010	2009	2008

	Earnings:
1.	Income before provision for income taxes	$179.0	$157.6	$118.8	$127.3	$230.5
	Fixed Charges:
2.	Interest expense	31.3	30.4	29.8	29.5	34.7
3.	Interest factor on rental expense	1.2	1.2	1.3	1.5	1.4
4.	Total fixed charges (2 + 3)	32.5	31.6	31.1	31.0	36.1
5.	Earnings and fixed charges (1 + 4)	211.5	189.2	149.9	158.3	266.6
	Ratios:
6.	Earnings and fixed charges, to total fixed charges (5 / 4)	6.5	6.0	4.8	5.1	7.4
7.	Deficiency of earnings to fixed charges (4 - 5)*	$—	$—	$—	$—	$—

* Represents additional earnings that would be necessary to result in a one-to-one ratio of earnings to fixed charges.